EXHIBIT (a)(1)(iv)

EXHIBIT (a)(1)(iv)

Financial Data Services, Inc. P.O. Box 45289 Jacksonville, FL 32232-5289

[LOGO] Merrill Lynch Investment Managers

Dear Stockholder:

As you requested, we are enclosing a copy of the Merrill Lynch High Income Municipal Bond Fund, Inc. (the “Fund”) Offer to Purchase dated July 23, 2001 (the “Offer to Purchase”) 5,000,000 issued and outstanding Shares (the “Shares”). The Offer to Purchase is for cash at net asset value (“NAV”) per share as of the expiration date of the Offer, less any Early Withdrawal Charge. Together with the Offer to Purchase we are sending you a form Letter of Transmittal (the “Letter”) for use by holders of record of Shares which you should read carefully. Certain selected financial information with respect to the Fund is set forth in the Offer to Purchase.

If, after reviewing the information set forth in the Offer to Purchase and Letter, you wish to tender Shares for purchase by the Fund, please either contact your Merrill Lynch Financial Advisor or other broker, dealer or nominee to effect the tender for you or, if you are the record owner of the Shares, you may follow the instructions contained in the Offer to Purchase and Letter.

On June 7, 2001, the Fund’s Board of Directors approved a transaction whereby the Fund will be acquired by MuniAssets Fund, Inc., an exchange listed closed-end municipal bond fund (the “Reorganization”). If the Fund’s stockholders approve the Reorganization, it is anticipated that this Offer will be the Fund’s final tender offer for its Shares and stockholders who do not tender their Shares will not be able to liquidate their Share holdings in the Fund until after the Reorganization is completed. At that time, stockholders may sell the newly issued shares of common stock of MuniAssets Fund, Inc. that they receive in the Reorganization at market price on each day that the New York Stock Exchange is open for trading. The market price of MuniAssets Fund, Inc.’s common stock may be at a discount from or a premium above the net asset value of such shares, and transactions in such shares may be subject to brokerage commissions.

Neither the Fund nor its Board of Directors makes any recommendation to any holder of Shares as to whether or not to tender Shares. Each stockholder is urged to consult his or her broker or tax advisor before deciding whether to tender any Shares.

The Fund’s annualized distribution rate for the period May 18, 2001 through June 21, 2001, based on the amounts actually distributed by the Fund, was 5.84%, based on the June 21, 2001 NAV of $9.41 per Share. For the Fund’s fiscal quarter ended May 31, 2001, the Fund’s highest NAV was $9.35 per Share and its lowest NAV was $9.26 per Share. The Fund’s NAV on July 19, 2001 was $9.44 per Share. The Fund publishes its NAV each week in Barron’s. It appears in the “Investment Company Institute List” under the sub-heading “Closed-End Bond Funds” within the listings of mutual funds and closed-end funds.

Requests for current NAV quotations or for additional copies of the Offer to Purchase, the Letter and any other tender offer documents may be directed to Financial Data Services, Inc. at (800) 637-3863.

Should you have any other questions on the enclosed material, please do not hesitate to contact your Merrill Lynch Financial Advisor or other broker or dealer or call the Fund’s Transfer Agent, Financial Data Services, Inc., at (800) 637-3863. We appreciate your continued interest in Merrill Lynch High Income Municipal Bond Fund, Inc.

Yours truly,

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED